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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

January 10, 2020

Dear Sir/ Madam,

Sub: Press Release - Infosys Audit Committee Finds No Evidence of Financial Impropriety or Executive Misconduct

Please find attached the press release titled "**Infosys Audit Committee Finds No Evidence of Financial Impropriety or Executive Misconduct',** for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys Audit Committee Finds No Evidence of Financial Impropriety or Executive Misconduct

No change in previously reported financial statements

January 10, 2020 -- Bengaluru --- Infosys (NYSE: INFY), a world leader in next-generation digital services and consulting, today announced that its Audit Committee of the Board of Directors (the "Audit Committee") has concluded the independent investigation ("investigation") into allegations contained in the anonymous whistleblower complaints the company disclosed on October 21, 2019 ("whistleblower complaints") and determined that the allegations are substantially without merit. The Audit Committee conducted a thorough investigation with the assistance of independent legal counsel Shardul Amarchand Mangaldas & Co. and PricewaterhouseCoopers Private Ltd. (collectively "investigation team"). The findings of the investigation were adopted by the Board of Directors of the Company. The Audit Committee concluded that no restatement of previously announced financial statements or other published financial information is warranted.

Infosys' Audit Committee Chairperson, D. Sundaram, stated, "The Audit Committee took the anonymous whistleblower complaints very seriously and commissioned a thorough investigation with the assistance of independent legal counsel. The Audit Committee determined that there was no evidence of any financial impropriety or executive misconduct."

Infosys Chairman Nandan Nilekani said, "I am pleased that after a rigorous investigation, the Audit Committee has found no wrongdoing by the Company or its Executives. CEO Salil Parekh and CFO Nilanjan Roy are strong custodians of the Company's proud heritage. Salil has played a key role in reinvigorating the organization and driving momentum and the Board is confident that he will continue to execute on the company's new strategic direction successfully."

The investigation team conducted a detailed and extensive analysis which included:

a. 128 interviews with 77 persons including relevant Company personnel concerned with or mentioned in the allegations
b. Identifying 46 custodians for collection of relevant documents and electronic data
c. Reviewing over 210,000 documents from electronic sources and imaged devices, with over 8 terabytes of electronic data being processed.

The investigation team's review of information pertaining to the allegations encompassed the time period January 1, 2018 to September 30, 2019. No limitations or restrictions were placed on the investigation team's access to information, and the Company, its directors and employees cooperated fully.

Additionally, Infosys consulted with its independent internal auditors Ernst & Young on the matter of large deals and treasury related processes. Their findings were also shared with the investigation team.

Infosys' well-established whistleblower policy has been in place for over 15 years and ensures that the company both promotes the highest ethical standards and maintains a workplace that facilitates the reporting of potential violations of company policies and applicable laws. The policy provides a mechanism for the Audit Committee to investigate complaints promptly and appropriately and assess whether disclosure is warranted.

Mr. Nilekani added, "While our business is focused on delivering solutions for a changing world, for 38 years our culture and values have remained constant. We've been guided by a strong value system and a sense of larger purpose. Our values have driven us to set high standards, behave ethically and with integrity, and to strive for excellence relentlessly. Infosys is a model of strong corporate governance, and the company's handling of these allegations from start to finish has been consistent with these high standards of governance."

Key Findings on Company matters:

On the basis of the interviews conducted and forensics review undertaken, the investigation concludes:

a. The allegations regarding treasury policy are unsubstantiated. The Company strictly complied with its treasury policy, without any interference or pressure from either the CEO or CFO.
b. The allegations regarding the visa costs are unsubstantiated. The costs incurred towards visas by the Company are appropriately accounted for.
c. The allegations regarding large deal approvals are unsubstantiated. Large deals under the investigation team's review were approved by the necessary stakeholders. In the case of one large deal, a post-facto approval was sought. The joint ventures were approved by the Board and the Audit Committee. No evidence was found suggesting CEO's involvement in bypassing the deal approval process or issuing any instructions in this regard.
d. The allegations regarding revenue recognition of three large deals/ JVs are unsubstantiated.
e. In the case of one large deal:
    - In relation to recognition of maintenance revenue, the investigation team has not come across any evidence to suggest that the decision to follow a Percentage of Completion (or "POC") cost method for recognition of application maintenance revenue was forced. The Company exercised its judgment in deciding to follow a POC cost method. The selection of this method and the reasons for choosing the same were neither discussed with the Audit Committee nor disclosed in the financial statements of the Company.

      Having reviewed the investigation finding, the Company notes that it has historically applied the straight line method ("SLM") of revenue recognition for a substantial majority of its fixed-price maintenance contracts. In line with accounting standards

and based on specific facts and circumstances of a contract, it has in the past, applied POC cost or POC efforts method for revenue recognition in some contracts where this would rightly reflect the progress towards completion of the performance obligation in the contract.

The Company further notes that this method of accounting is in accordance with prescribed accounting standards and consistent with the Company's accounting policy. Therefore, no specific disclosure was required to be made to the Audit Committee. Further, revenues from such maintenance contracts where this method has been applied are not material and hence, a separate disclosure in the financial statements was not considered necessary.

- Accounting of the obligation with respect to a service credit (and the related provision) was not in accordance with applicable revenue recognition principles. The review of the investigation team found that across the three quarters ended September 30, 2019 the reversal/non-accounting of the provisions would help in dealing with softness of vertical/ deal quarterly revenues, margin pressures and internal revenue estimates in these quarters.

  Having reviewed this investigation finding, the Company has determined that the reversal/non-accounting of provisions are insignificant and are neither qualitatively nor quantitatively material to the reported revenues or operating margin guidance for the three quarters ended September 30, 2019. The cumulative effect of this would have impacted revenue and operating margins for both FY 19 and for half year ended September 30, 2019 by 0.02% - 0.03%.

  The Company further notes that it would have achieved its declared revenue and operating margin guidance for the relevant period and consequently, the reversal would not have had any impact on these parameters.

a. The allegation regarding non recognition of reversal of upfront payment of US $50 million for a specific client contract being against accounting practice is unsubstantiated.
b. The allegations regarding exits in the finance team are unsubstantiated.
c. The allegations regarding non-disclosure of key information in the Annual Report and Form 20-F and sharing of incomplete information with analysts and investors are unsubstantiated.
d. The allegations that the CEO and CFO prevented employees from presenting large deals related data, or issues with the Board, or statutory auditors are unsubstantiated.

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Key Findings on personal matters concerning the CEO:

On the basis of the interviews conducted and forensics review undertaken, the investigation concludes that all allegations regarding personal matters of the CEO are without merit.

a. The CEO has re-located to and operates from the Bengaluru office of the Company. He travels extensively both within India and abroad for work. Specifically, on all trips made by the CEO to Mumbai, the CEO attended or operated from the Company's Mumbai office, met with investors, clients and board members or visited development centers.

b. All compliances and payments towards taxes in USA have been made by the CEO in accordance with applicable laws and Company policies.

c. The CEO's bonus was computed by the finance and HR teams in accordance with the applicable Company policies and his employment contract. Further, his bonus was paid after obtaining the approval of the Nomination and Remuneration Committee ("NRC").

    a. The Company notes, that the CEO and the CFO are eligible to be paid a bonus annually as per their employment agreements while the rest of leadership is paid half yearly. As a result, a comparison of the dates of payment of the bonus for the CEO with the rest of the leadership is not appropriate.

    b. A revision of the vesting period of the annual performance equity grant from three years to one year was made upon the recommendation of the NRC and subsequent approval of the shareholders of the Company. The Company notes that, as previously disclosed by the Company, in the notice to the shareholders dated May 18, 2019, for the 38th AGM, approval of the shareholders was not required for the change in the vesting period. However, the company sought the approval as a measure of good corporate governance.

d. The CEO has attended a majority of the Committee and Board meetings during the Period of Review. The Company notes that page 110 of the Annual Report for the year ended March 31, 2019 sets forth the number of meetings attended.

e. The CEO's children attended two tennis events when the CEO was part of the Company delegation. These two additional tickets were paid for by the CEO personally. No clients were denied seats at the event due to their presence.

f. Based on the review by the investigation team including public domain search and market intelligence, no evidence was found of personal investments by the CEO in small companies in Mumbai.

g. There is no evidence to suggest that the CEO proposed funding to any foreign universities or used the Company's connections for securing his child's admission. The Academic Relations team had planned to schedule meetings for the CEO, which were cancelled on the CEO's request.

h. The investigation team found no evidence that the CEO made inappropriate personal comments with respect to other board members.

The Company has announced its quarterly results for the quarter and nine months ended December 31, 2019. The Statutory auditors have issued an unmodified opinion on the financial statements for the said period. The audit opinion is available at www.infosys.com

As previously disclosed, on October 24, 2019:

a. The SEC has initiated investigation in matters related to the whistleblower complaints. The Company has also received letters from Indian regulatory authorities seeking information on the above matters. The Company continues to cooperate with SEC and Indian regulatory authorities.

b. Stockholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and some of its current and former officers. The complaint alleges claims for violations of the U.S. federal securities laws, and seeks unspecified compensatory damages and other relief on behalf of a purported class of purchasers of the Company's securities from July 7, 2018 through October 20, 2019. The Company intends to vigorously defend the litigation.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

About Shardul Amarchand Mangaldas & Co.

With over 600 lawyers spread across seven locations in India, Shardul Amarchand Mangaldas & Co. is one of India's largest and most respected law firms. It is a full service law firm that employs legal resources across all major practices and its dispute resolution and white collar crime practice conducts regulatory, investigations and offers legal support for strategy and defence in such investigations, including internal investigations and also investigations by federal anti-corruption and anti-money laundering authorities. The Firm's investigation into the Whistleblower Complaints comprised of a team of over 15 attorneys, led by Mrs. Pallavi S. Shroff - the Managing Partner of the Firm, along with partners Mr. Sandip Beri, Mr. Ajit Warrier, Mr. Anuj Berry and Ms. Smarika Singh. The Firm was supported in its investigation by PricewaterhouseCoopers Private Ltd. in computer forensics and accounting analysis.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the

Infosys®

Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For more information contact PR_Global@Infosys.com